                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the Quarter Ended June 30, 2003

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

            FORM 20-F  [X]                 FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           YES [ ]          NO    [X]

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 2003

                                      INDEX

PART I  FINANCIAL INFORMATION

          Item 1.  Financial Statements

                       Unaudited Consolidated Financial Statements

                       Consolidated Balance Sheets

                       Consolidated Statements of Operations

                       Consolidated Statement of Changes in Shareholders' Equity

                       Consolidated Statements of Cash Flows

                       Notes to Unaudited Consolidated Financial Statements

          Item 2.  Operating and Financial Review and Prospects

PART II OTHER INFORMATION

          Item 1.  Reports on Form 6-K

SIGNATURES

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                      AS OF
                                                                         ------------------------------
                                                                           JUNE 30,       SEPTEMBER 30,
                                                                             2003             2002
                                                                         -------------    -------------
                                                                          (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                             $     664,647    $     466,655
   Short-term interest-bearing investments                                     624,070          581,164
   Accounts receivable, net (*)                                                280,273          312,732
   Deferred income taxes and taxes receivable                                   44,146           48,154
   Prepaid expenses and other current assets (*)                                98,527           72,196
                                                                         -------------    -------------
         Total current assets                                                1,711,663        1,480,901

Equipment, vehicles and leasehold improvements, net                            148,907          160,902
Deferred income taxes                                                           35,546           37,582
Goodwill and other intangible assets, net                                      724,619          750,530
Other noncurrent assets (*)                                                    126,304          110,179
                                                                         -------------    -------------
         Total assets                                                    $   2,747,039    $   2,540,094
                                                                         =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                 $     185,850    $     192,129
   Accrued personnel costs                                                     102,044           86,942
   Deferred revenue                                                            197,479          149,590
   Short-term portion of capital lease obligations                               7,873           10,347
   Convertible notes                                                           445,054                -
   Deferred income taxes and taxes payable                                     111,300          103,315
                                                                         -------------    -------------
         Total current liabilities                                           1,049,600          542,323

Convertible notes                                                                    -          445,054
Deferred income taxes                                                           18,758           12,363
Noncurrent liabilities and other                                               121,764          124,079
                                                                         -------------    -------------
         Total liabilities                                                   1,190,122        1,123,819
                                                                         -------------    -------------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01 par value;
     0 shares issued and outstanding                                                 -                -
   Ordinary Shares - Authorized 550,000 shares; L0.01 par value;
     223,754 and 223,316 issued and 216,021 and 215,583
     outstanding, respectively                                                   3,579            3,572
   Additional paid-in capital                                                1,820,614        1,818,345
   Treasury stock                                                             (109,281)        (109,281)
   Accumulated other comprehensive income (loss)                                13,246             (108)
   Accumulated deficit                                                        (171,241)        (296,253)
                                                                         -------------    -------------
         Total shareholders' equity                                          1,556,917        1,416,275
                                                                         -------------    -------------
         Total liabilities and shareholders' equity                      $   2,747,039    $   2,540,094
                                                                         =============    =============

(*) See Note 5.

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                      (in thousands, except per share data)

                                                 THREE MONTHS ENDED                NINE MONTHS ENDED
                                                      JUNE 30,                          JUNE 30,
                                            ----------------------------     ----------------------------
                                                2003           2002              2003           2002
                                            ------------    ------------     ------------    ------------
Revenue:
  License (*)                               $     11,491    $     36,778     $     51,176    $    124,596
  Service (*)                                    365,677         343,357        1,020,392       1,133,449
                                            ------------    ------------     ------------    ------------
                                                 377,168         380,135        1,071,568       1,258,045
                                            ------------    ------------     ------------    ------------
Operating expenses:
  Cost of license                                  1,455           1,189            4,137           4,257
  Cost of service (*)                            230,323         231,648          646,389         710,799
  Research and development                        29,941          32,822           88,888          92,281
  Selling, general and administrative (*)         50,943          55,411          153,644         170,213
  Amortization of goodwill and
     purchased intangible assets                   4,524          56,562           14,303         175,238
  Restructuring charges and in-process
     research and development                          -               -            9,956          30,711
                                            ------------    ------------     ------------    ------------
                                                 317,186         377,632          917,317       1,183,499
                                            ------------    ------------     ------------    ------------

Operating income                                  59,982           2,503          154,251          74,546

Interest income and other, net (*)                 3,269           3,080           12,432           8,790
                                            ------------    ------------     ------------    ------------
Income before income taxes                        63,251           5,583          166,683          83,336
Income taxes                                      15,813          32,434           41,671          79,411
                                            ------------    ------------     ------------    ------------
Net income (loss)                           $     47,438    $    (26,851)    $    125,012    $      3,925
                                            ============    ============     ============    ============

Basic earnings (loss) per share             $       0.22    $      (0.12)    $       0.58    $       0.02
                                            ============    ============     ============    ============

Diluted earnings (loss) per share           $       0.21    $      (0.12)    $       0.57    $       0.02
                                            ============    ============     ============    ============

Basic weighted average number of shares
   outstanding                                   215,938         220,245          215,786         221,979
                                            ============    ============     ============    ============
Diluted weighted average number of
   shares outstanding                            220,792         220,245          218,953         223,968
                                            ============    ============     ============    ============

(*)      See Note 5.

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)


                                                                                 Accumulated
                                    Ordinary Shares   Additional                    Other                        Total
                                  -----------------    Paid-in      Treasury    Comprehensive   Accumulated   Shareholders'
                                  Shares    Amount     Capital        Stock      Income (Loss)    Deficit        Equity
                                  -------  ---------  -----------  -----------  --------------  -----------   -------------
BALANCE AS OF SEPTEMBER 30, 2002  215,583  $   3,572  $ 1,818,345  $ (109,281)   $       (108)  $ (296,253)    $ 1,416,275
Comprehensive income:
  Net income                            -          -            -           -               -      125,012         125,012
  Unrealized income on foreign
     currency hedging contracts,
     net of $5,385 tax                  -          -            -           -          15,285            -          15,285
  Unrealized loss on cash
     equivalents and short-term
     interest-bearing
     investments, net of $(928)
     tax                                -          -            -           -          (1,931)           -          (1,931)
                                                                                                              ------------
  Comprehensive income                                                                                             138,366
                                                                                                              ------------
Employee stock options exercised      438          7        2,017           -               -            -           2,024
Tax benefit of stock options
   exercised                            -          -          221           -               -            -             221
Expense related to vesting of
   stock options                        -          -           31           -               -            -              31
                                  -------  ---------  -----------  ----------    ------------   ----------     -----------
BALANCE AS OF JUNE 30, 2003       216,021  $   3,579  $ 1,820,614  $ (109,281)   $     13,246   $ (171,241)    $ 1,556,917
                                  =======  =========  ===========  ==========    ============   ==========     ===========

As of June 30, 2003 and September 30, 2002, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $10,065 and $(5,220), respectively, and unrealized gain on cash equivalents and short-term interest-bearing investments, net of tax, of $3,181 and $5,112, respectively.

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                             NINE MONTHS ENDED JUNE 30,
                                                             --------------------------
                                                                2003           2002
                                                             -----------    -----------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                   $   125,012    $     3,925
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                  69,973        233,068
   Adjustment to the basis of investments                              -          5,500
   In-process research and development                                 -         17,400
   Loss on sale of equipment                                         427            335
   Deferred income taxes                                          10,556          6,607
   Tax benefit of stock options exercised                            221          6,203
   Unrealized income on other comprehensive income                17,811          2,282
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                            32,365         50,845
   Prepaid expenses and other current assets                     (27,158)       (16,430)
   Other noncurrent assets                                       (18,795)       (10,272)
   Accounts payable and accrued expenses                          14,320         38,491
   Deferred revenue                                               47,889        (36,583)
   Income taxes payable                                            5,411           (616)
   Other noncurrent liabilities                                    2,927         10,647
                                                             -----------    -----------
Net cash provided by operating activities                        280,959        311,402
                                                             -----------    -----------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                  1,710          1,267
Payments for purchase of equipment, vehicles, leasehold
     improvements and other                                      (47,192)       (42,417)
Purchase of short-term interest-bearing investments, net         (42,906)      (352,872)
Investment in noncurrent assets                                        -        (41,026)
Reimbursement of cash in (cash paid for) acquisition              11,111       (213,180)
                                                             -----------    -----------
Net cash used in investing activities                            (77,277)      (648,228)
                                                             -----------    -----------

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from employee stock options exercised                     2,024          5,028
Repurchase of shares                                                   -       (109,281)
Principal payments on capital lease obligations                   (7,714)        (8,504)
                                                             -----------    -----------
Net cash used in financing activities                             (5,690)      (112,757)
                                                             -----------    -----------

Net increase (decrease) in cash and cash equivalents             197,992       (449,583)
Cash and cash equivalents at beginning of period                 466,655        872,998
                                                             -----------    -----------
Cash and cash equivalents at end of period                   $   664,647    $   423,415
                                                             ===========    ===========
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                              $    25,611    $    68,800
   Interest                                                        9,323         10,949

NON CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations of $0 and $2,245 were incurred during the nine months ended June 30, 2003 and 2002, respectively, as a result of the Company (as defined below) entering into lease agreements for the purchase of fixed assets.

         The accompanying notes are an integral part of these financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                      (in thousands, except per share data)

1. BASIS OF PRESENTATION

         Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing business support systems and related services primarily for the communications industry. The Company designs, develops, markets, supports, operates and provides outsourcing of information system solutions primarily to leading communications companies throughout the world.

         The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

         The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

         The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2002, set forth in the Company's Annual Report on Form 20-F filed on March 24, 2003 with the Securities and Exchange Commission.

2. SIGNIFICANT ACCOUNTING POLICY

         Accounting for Stock-Based Compensation

         In December 2002 the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS No. 148 is effective for interim periods beginning after December 15, 2002. The transition and annual disclosure requirements of SFAS No. 148 were effective for the Company commencing January 1, 2003. The Company adopted the interim disclosure provision in the quarter ended March 31, 2003.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No employee stock-based compensation cost is reflected in net income (loss) for the three months and nine months ended June 30, 2003 and 2002, as all options granted were at an exercise price equal to the market value of the underlying shares at the grant date.

         The Company determined pro forma net income (loss) and earnings (loss) per share information as if the fair value method described in SFAS No. 123, as amended by SFAS No. 148, had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

         The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                              THREE MONTHS ENDED    NINE MONTHS ENDED
                                   JUNE 30,               JUNE 30,
                              ------------------   --------------------
                                2003      2002       2003        2002
                              --------   -------   --------   ---------
Risk-free interest rate           2.56%     2.85%      2.70%       2.85%
Expected life of options          2.98      3.32       2.93        2.85
Expected annual volatility        0.51      0.74       0.57        0.70
Expected dividend yield           None      None       None        None

Fair value per option         $   5.43   $  7.06   $   3.98   $   13.35

         The pro forma effect on net income (loss) and earnings (loss) per share is as follows for the three months and nine months ended June 30, 2003 and 2002:

                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                                 JUNE 30,                        JUNE 30,
                                        --------------------------     --------------------------
                                           2003           2002            2003           2002
                                        -----------    -----------     -----------    -----------
Net income (loss), as reported          $    47,438    $   (26,851)    $   125,012    $     3,925
Less: Total stock-based employee
      compensation expense
      determined under fair value
      method for all awards, net of
      related tax effects                     1,679         20,119          14,614         42,977
                                        -----------    -----------     -----------    -----------
Pro forma net income (loss)             $    45,759    $   (46,970)    $   110,398    $   (39,052)
                                        ===========    ===========     ===========    ===========
Basic earnings (loss) per share:
    As reported                         $      0.22    $     (0.12)    $      0.58    $      0.02
                                        ===========    ===========     ===========    ===========
    Pro forma                           $      0.21    $     (0.21)    $      0.51    $     (0.18)
                                        ===========    ===========     ===========    ===========
Diluted earnings (loss) per share:

    As reported                         $      0.21    $     (0.12)    $      0.57    $      0.02
                                        ===========    ===========     ===========    ===========
    Pro forma                           $      0.21    $     (0.21)    $      0.51    $     (0.18)
                                        ===========    ===========     ===========    ===========

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

3. ADOPTION OF NEW ACCOUNTING STANDARDS

         Goodwill and Purchased Intangible Assets

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets will continue to be amortized over their useful lives. Certain intangible assets, such as workforce-in-place, were reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

         Effective October 1, 2002 the Company adopted SFAS No. 142. Subsequent to the adoption of the new rules, the Company performed the transitional tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. As discussed in Note 1 above, the Company and its subsidiaries operate in one segment, and this operating segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142. The Company will perform its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of fiscal 2003.

         Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income (loss) and earnings
    (loss) per share for the three months and nine months ended June 30, 2002 adjusted to exclude amortization of goodwill and workforce-in-place expenses, net of tax, are as follows:

                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                              JUNE 30,                       JUNE 30,
                                      -------------------------    ---------------------------
                                         2003          2002           2003            2002
                                      -----------   -----------    -----------    ------------
Reported net income (loss)            $    47,438   $   (26,851)   $   125,012    $      3,925
Add back: goodwill and
 workforce-in-place amortizations               -        51,142              -         153,414
Attributable tax effect                         -          (679)             -          (2,038)
                                      -----------   -----------    -----------    ------------
Adjusted net income                   $    47,438   $    23,612    $   125,012    $    155,301
                                      ===========   ===========    ===========    ============
Adjusted basic earnings per share     $      0.22   $      0.11    $      0.58    $       0.70
                                      ===========   ===========    ===========    ============
Adjusted diluted earnings per share   $      0.21   $      0.11    $      0.57    $       0.69
                                      ===========   ===========    ===========    ============

         The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of operations:

                                         THREE MONTHS ENDED           NINE MONTHS ENDED
                                               JUNE 30,                    JUNE 30,
                                       ------------------------    ---------------------------
                                          2003         2002           2003            2002
                                       ----------   -----------    -----------    ------------
Cost of license                        $    1,217   $       655    $     2,857    $      2,620
Amortization of purchased
    intangible assets                       4,524         5,420         14,303          21,824
                                       ----------   -----------    -----------    ------------
Total                                  $    5,741   $     6,075    $    17,160    $     24,444
                                       ==========   ===========    ===========    ============

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The following table presents details of the Company's total purchased intangible assets:

                                                    ACCUMULATED
                                         GROSS      AMORTIZATION     NET
                                       ----------   ------------   ---------
JUNE 30, 2003
Core technology                        $   44,535   $   (41,743)   $   2,792
Customer arrangements                      36,658       (22,690)      13,968
Intellectual property rights and
    purchased computer software            51,996       (36,474)      15,522
                                       ----------   -----------    ---------
Total                                  $  133,189   $  (100,907)   $  32,282
                                       ==========   ===========    =========

SEPTEMBER 30, 2002
Core technology                        $   44,535   $   (36,718)   $   7,817
Customer arrangements                      36,658       (13,413)      23,245
Intellectual property rights and
    purchased computer software            47,223       (33,616)      13,607
                                       ----------   -----------    ---------
Total                                  $  128,416   $   (83,747)   $  44,669
                                       ==========   ===========    =========

     The estimated future amortization expense of purchased intangible assets as of June 30, 2003 is as follows:

                                         AMOUNT
                                       ----------
FISCAL YEAR:
2003 (remaining 3 months)              $    5,741
2004                                       14,975
2005                                        5,748
2006                                        3,416
2007                                        2,402

         Guarantor's Accounting and Disclosure Requirements for Guarantees

         In November 2002 the FASB issued FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others". FIN No. 45 requires that, at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of the Company's guarantees issued before December 31, 2002.

         The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of June 30, 2003 and September 30, 2002, the maximum potential amount of the Company's future exposure under this guarantee pursuant to FIN No. 45 was $4,717. The Company does not believe that the outcome of this guarantee will have a material effect on the Company's results.

         The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, no material warranty services have been required and, as a result, the Company does not have any accrued amounts for product warranty liability as of June 30, 2003.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has not incurred material costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its financial statements.

4. RECENT ACCOUNTING PRONOUNCEMENTS

         Costs Associated with Exit or Disposal Activities

         In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured at fair value when the liability is incurred, or, for certain one-time employee termination costs, over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS No. 146 may affect the timing of amounts recognized for future restructuring activities that are not associated with a business combination. SFAS No. 146 is effective for exit or disposal activities that were initiated after December 31, 2002.

5. RELATED PARTY TRANSACTIONS

         The following related party balances are included in the balance sheets:

                                                                                       AS OF
                                                                            ---------------------------
                                                                              JUNE 30,     SEPTEMBER 30,
                                                                               2003            2002
                                                                            ----------     -------------
Accounts receivable, including unbilled of $0 and $100, respectively (1)    $   59,508       $  55,458
 Prepaid expenses and other current assets (2)                                   1,432           1,550
 Other noncurrent assets (3)                                                    55,731          48,453

(1) The information as of September 30, 2002 includes balances with SBC Communications, Inc. ("SBC") and Certen Inc. ("Certen"), a company formed by Bell Canada ("Bell") and the Company in January 2001. Since December 31, 2002, SBC has ceased to be a principal shareholder of the Company, according to SFAS No. 57, "Related Party Disclosures", and thus is no longer a related party. Certen was the Company's only related party as of June 30, 2003. In July 2003, the Company acquired Bell's ownership interest in Certen, and Certen became a wholly owned subsidiary of the Company. See
     Note 14.

(2) Consists of accrued interest receivable on convertible debentures issued to the Company by Certen.

(3) Consists of an investment by the Company in equity and convertible debentures of Certen. The investment in Certen has been accounted for under the cost method, based on the Company's 10% ownership of Certen as of the balance sheet date. The convertible debentures issued by Certen to the Company are denominated in Canadian dollars. The majority of the Company's exposure to currency fluctuation with respect to the convertible debentures investment was hedged.

     The Company has licensed software and provided computer systems integration and related services to Certen. The following related party revenue is included in the statements of operations:

                        THREE MONTHS ENDED         NINE MONTHS ENDED
                             JUNE 30,                  JUNE 30,
                      -----------------------    ----------------------
                        2003         2002          2003         2002
                      ---------   -----------    ---------    ---------
Revenue (1):
     License          $     583   $   9,607      $   3,827    $  20,281
     Service             32,374      71,545         84,122      244,667

(1) The three months and nine months ended June 30, 2002 include license and service revenue related to SBC and Certen. The three months and nine months ended June 30, 2003 include license and service revenue related only to Certen.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The following related party expenses are included in the statements of operations:

                                        THREE MONTHS ENDED       NINE MONTHS ENDED
                                             JUNE 30,                 JUNE 30,
                                      ---------------------    ----------------------
                                        2003        2002         2003        2002
                                      --------    ---------    --------    ----------
Operating expenses (1):
    Cost of service                   $      -    $     750    $      -    $    1,962
    Selling, general and                     -           96           -           267
      administrative

Interest income and other, net (2)         564        1,038       1,662         1,334

(1) In the three months and nine months ended June 30, 2002, consists of lease fees and miscellaneous support services purchased by the Company from affiliates of SBC.

(2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures issued in connection with the formation of Certen. Absent hedging, these amounts would be $4,733 and $9,344 for the three months and nine months ended June 30, 2003, respectively, and $2,448 and $2,692 for the three months and nine months ended June 30, 2002, respectively.

6. ACCOUNTS RECEIVABLE, NET

 Accounts receivable, net consists of the following:

                                              AS OF
                                   ----------------------------
                                     JUNE 30,     SEPTEMBER 30,
                                       2003           2002
                                   -----------    -------------
Accounts receivable - billed       $   287,898     $   314,828
Accounts receivable - unbilled          21,330          24,144
Less - allowances                      (28,955)        (26,240)
                                   -----------     -----------
Accounts receivable, net           $   280,273     $   312,732
                                   ===========     ===========

7. COMPREHENSIVE INCOME

        Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

        The following table sets forth the reconciliation from net income
   (loss) to comprehensive income (loss) for the following periods:

                                         THREE MONTHS ENDED            NINE MONTHS ENDED
                                              JUNE 30,                     JUNE 30,
                                     ---------------------------    -----------------------
                                         2003            2002          2003         2002
                                     ------------    -----------    ----------   ----------
Net income (loss)                    $     47,438    $   (26,851)   $  125,012   $    3,925
Other comprehensive income (loss):
    Unrealized income on foreign
      currency hedging contracts,
      net of tax                            6,151          5,411        15,285        1,079
    Unrealized income (loss) on
      short-term interest-bearing
      investments, net of tax                (882)         3,179        (1,931)         382
                                     ------------    -----------    ----------   ----------
Comprehensive income (loss)          $     52,707    $   (18,261)   $  138,366   $    5,386
                                     ============    ===========    ==========   ==========

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

8. INCOME TAXES

         The provision for income taxes for the following periods consisted of:

                  THREE MONTHS ENDED        NINE MONTHS ENDED
               -----------------------    -----------------------
                       JUNE 30,                 JUNE 30,
               -----------------------    -----------------------
                  2003         2002          2003         2002
               ----------   ----------    ----------   ----------
Current        $   10,571   $   26,988    $   31,115   $   72,804
Deferred            5,242        5,446        10,556        6,607
               ----------   ----------    ----------   ----------
               $   15,813   $   32,434    $   41,671   $   79,411
               ==========   ==========    ==========   ==========

    The effective income tax rate from continuing operations varied from the statutory Guernsey tax rate as follows for the following periods:

                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                        ------------------     -----------------
                                             JUNE 30,               JUNE 30,
                                        2003         2002      2003       2002
                                        -----        -----     -----      -----
Statutory Guernsey tax rate               20%          20%       20%        20%
Guernsey tax-exempt status               (20)         (20)      (20)       (20)
Foreign taxes                             25           28        25         28
                                         ---          ---       ---        ---
Income tax rate before effect of
 acquisitions-related costs and
 restructuring charges                    25           28        25         28
Effect of amortization of goodwill
 and purchased intangible assets,
 in-process research and development
 and restructuring charges                 -          553         -         67
                                         ---          ---       ---        ---
Effective income tax rate                 25%         581%       25%        95%
                                         ===          ===       ===        ===

         As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2003 is expected to approximate 25%. Effective October 1, 2002, following the adoption of SFAS No. 142, the Company no longer amortizes goodwill resulting from acquisitions. See Note 3 above. As a result, goodwill amortization that is not tax-deductible no longer affects the Company's effective tax rate.

         In the three months and nine months ended June 30, 2002 the effective tax rate was 581% and 95%, respectively. The high effective tax rates resulted from the substantial amount of the Company's non-deductible goodwill amortization related to acquisitions, relative to the Company's level of pretax income. This effect was exaggerated in the third quarter of fiscal 2002 because, in accordance with APB No. 28, "Interim Financial Reporting", the Company's effective tax rates are estimated in advance of each fiscal year, based on a forecast by the Company of its estimate of pretax income for the coming fiscal year. In the third quarter of fiscal 2002, the Company updated its fiscal 2002 pretax income, which was substantially less than the amount of the original estimate. Excluding the impact of acquisitions-related costs, the Company's overall effective tax rate was approximately 28% for the three months and nine months ended June 30, 2002.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

9. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                    JUNE 30,                    JUNE 30,
                                            -----------------------     ------------------------
                                               2003         2002           2003          2002
                                            ----------    ---------     ----------    ----------
Numerator:
   Net income (loss)                        $   47,438    $ (26,851)    $  125,012    $    3,925
                                            ==========    =========     ==========    ==========
Denominator:
  Denominator for basic earnings (loss)
  per share-
    weighted average number of shares
    outstanding (1)                            215,938      220,245        215,786       221,979
  Effect of dilutive stock options
    granted (2)                                  4,854            -          3,167         1,989
                                            ----------    ---------     ----------    ----------
  Denominator for diluted earnings
  (loss) per share-
    adjusted weighted average shares and
    assumed conversions (1)                    220,792      220,245        218,953       223,968
                                            ==========    =========     ==========    ==========

  Basic earnings (loss) per share           $     0.22    $   (0.12)    $     0.58    $     0.02
                                            ==========    =========     ==========    ==========

  Diluted earnings (loss) per share         $     0.21    $   (0.12)    $     0.57    $     0.02
                                            ==========    =========     ==========    ==========

(1) The weighted average number of shares outstanding includes exchangeable shares held by shareholders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which are exchangeable for the Company's Ordinary Shares on a one-for-one basis. As of August 2003, none of the exchangeable shares remained outstanding.

(2) Due to the net loss for the three months ended June 30, 2002, potentially issuable shares are excluded from the computation of diluted average number of shares outstanding.

          The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May, 2001 (the "Notes") on diluted earnings (loss) per share was anti-dilutive for the three months and nine months ended June 30, 2003 and 2002, and, therefore, was not included in the above calculation.

10. ACQUISITION

         On November 28, 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11,111 reduction of the purchase price in the first quarter of fiscal 2003. The fair market value of Clarify's assets and liabilities has been included in the Company's balance sheets and the results of Clarify's operations have been included in the Company's consolidated statements of operations, commencing on November 29, 2001.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The following is the final allocation of the purchase price:

Net liabilities acquired               $   (9,575)
Core technology                            13,400
Customer arrangements                      34,800
In-process research and development        17,400
Deferred tax liability                     (2,871)
Goodwill                                  147,735
                                       ----------
                                       $  200,889
                                       ==========

         Set forth below are the unaudited pro forma revenue, operating income, net income and earnings per share as if Clarify had been acquired as of October 1, 2000, excluding the write-off of purchased in-process research and development:

                                       NINE MONTHS
                                          ENDED
                                         JUNE 30,
                                          2002
                                       -----------
 Revenue                               $ 1,278,045
 Operating income                           80,346
 Net income                                 11,261
 Basic earnings per share                     0.05
 Diluted earnings per share                   0.05

11. OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

         On November 27, 2002 the Company announced a series of measures designed to reduce costs and improve productivity. In the first quarter of fiscal 2003, the Company recorded a charge of $9,956, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, the Company paid most of the remaining accrual balance of the cost reduction program in the second quarter of fiscal 2003. The employee terminations occurred at various locations around the world. In addition, the Company implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

         In the fourth quarter of fiscal 2002, the Company recorded a charge of $20,919, consisting primarily of employee separation costs in connection with the termination of the employment of approximately one thousand software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, the Company paid most of the remaining accrual balance of the cost reduction program in the first quarter of fiscal 2003.

         In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, the Company recorded a restructuring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         All of the aforementioned charges are included in "restructuring charges and in-process research and development".

         As of June 30, 2003, the remaining accrual balances were $11,343. Facility-related costs are expected to be paid through April 2012. Actual future cash requirements may differ materially from the accrual as of June 30, 2003, particularly if actual sublease income is significantly different from current estimates.

         A summary of restructuring activities along with respective remaining reserves follows:

                                 EMPLOYEE
                                SEPARATION                   ASSET
                                  COSTS       FACILITIES   WRITE-OFFS      OTHER       TOTAL
                                ----------    ----------   ----------    --------     --------
Balance as of October 1,
    2002                        $   3,357      $ 11,087    $       -     $    440     $ 14,884
Charge in first quarter of
    fiscal 2003                     4,011         4,022        1,829           94        9,956
     Cash payments                 (2,679)       (1,061)           -         (140)      (3,880)
     Non-cash                           -             -       (1,829)           -       (1,829)
                                ---------      --------    ---------     --------     --------
 Balance as of December 31,
    2002                            4,689        14,048            -          394       19,131
     Cash payments                 (4,205)       (1,886)           -         (100)      (6,191)
     Adjustments (1)                  (60)            -            -            -          (60)
                                ---------      --------    ---------     --------     --------
 Balance as of March 31, 2003         424        12,162            -          294       12,880
     Cash payments                     (5)       (1,373)           -            -       (1,378)
     Adjustments (1)                  (43)            -            -            -          (43)
     Adjustments (2)                  300          (416)           -            -         (116)
                                ---------      --------    ---------     --------    ---------
 Balance as of June 30, 2003    $     676      $ 10,373    $       -     $    294     $ 11,343
                                =========      ========    =========     ========     ========

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar, which were charged to "interest income and other, net".

(2) Reflects adjustments due to changes in previous estimates, which resulted in a decrease of $416 of restructuring liabilities related to facilities, and an increase of $300 of restructuring liabilities related to employee separation costs. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

12. LITIGATION

         Beginning on June 24, 2002, a number of complaints were filed by holders of the Company's Ordinary Shares against the Company and certain of its officers and directors in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The cases were transferred to and consolidated in the Eastern District of Missouri. The Court has appointed lead plaintiffs, who filed a consolidated amended complaint on March 24, 2003. The lead plaintiffs seek to represent a putative class of persons who purchased the Company's Ordinary Shares between July 18, 2000 and June 20, 2002. The amended complaint alleges that the Company and the individual defendants made false or misleading statements about the Company's business and future prospects during the putative class period in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The lead plaintiffs seek unspecified monetary damages. The Company has moved to dismiss the amended complaint. The Company disputes all allegations of wrongdoing and intends to defend itself vigorously.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

13.  SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

         The Company has been informed that the Midwest Regional Office of the United States Securities and Exchange Commission (the "SEC") is conducting a private investigation into the events leading up to the announcement by the Company in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

14.  CERTEN TRANSACTION

         On July 2, 2003, the Company acquired from Bell its 90% ownership interest in Certen for approximately CDN $89,000 (US $66,000) in cash, pursuant to an Acquisition Agreement, dated as of May 28, 2003. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, Bell's ownership interest in Certen was 90% and the Company owned the remainder. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. In conjunction with the acquisition, the comprehensive billing operations outsourcing agreement with Bell was extended by three years through December 2010.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this section that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in the Form 20-F for fiscal 2002 that we have filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     -    the factors that affect our business,

     - our revenue and costs for the nine months and three months ended June 30, 2003 and 2002,

     - the reasons why such revenue and costs were different from period to period,

     -    the sources of our revenue,

     -    the impact of changes we have made to our organizational structure,

     -    how all of this affects our overall financial condition,

     - our expenditures for the nine months and three months ended June 30, 2003 and 2002, and

     - the sources of our cash to pay for future capital expenditures and possible acquisitions.

     In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of operations between the nine-month and three-month periods ended June 30, 2003 and 2002. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     Our market focus is the communications industry, and we are a leading provider of software products and services to that industry. The products and services that we provide are known as business support systems, which we refer to as "BSS". Our BSS products consist primarily of customer care and billing, customer relationship management and order management systems. We refer to these, collectively, as "CC&B Systems". We refer to our customer relationship management products as "CRM" products. Our products also include a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our CC&B Systems and our Directory Systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer multiple service packages, commonly referred to as convergent services. Because of the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement and maintenance services. In addition, we offer outsourcing services, such as the operation of data centers and the provision of communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     We derive our revenue principally from:

     - the initial sales of our products and related services, including license fees and customization, implementation and integration services,

     - providing outsourcing and other related services for our solutions, and

     - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

     We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In outsourcing contracts, we recognize revenue from the operation based on a periodic fee, which reflects the scope of services rendered and the size of the customer's business handled under the outsourcing agreement. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communication industry, the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

     The persistent stagnation of the communications industry has significantly impacted our business. Over the past year, delays in customer buying decisions stemming from financial pressure on operating expenses and overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under our contracts with some of our customers. Our revenue for the nine months ended June 30, 2003 decreased by $186.5 million, or 14.8%, from the same period in fiscal 2002. We continue to encounter delays in obtaining commitments from customers. However, there have been some initial signs of stability in the market. During 2003, total quarterly revenue increased by 4.6% between the first and second quarters and by 6.2% between the second and third quarters, primarily as a result of the new Directory Systems outsourcing agreements. Given continued uncertain conditions in the communications industry, we do not know if we will be able to sustain sequential growth beyond the next quarter, and if so, at what rate.

     Due to our heavy dependence on the communications industry, we can be adversely affected by bankruptcies or other business failures in that industry. Failures in the communications industry could harm our business and might have a material adverse effect on our operating results and financial condition.

     Total license and service revenue for the nine months and three months ended June 30, 2003 was $1,071.6 million and $377.2 million, respectively, compared to $1,258.0 million and $380.1 million in the nine months and three months ended June 30, 2002, respectively.

     License and service revenue from the sale of CC&B Systems was $925.7 million and $1,124.1 million in the nine months ended June 30, 2003 and 2002, respectively, representing 86.4% and 89.4%, respectively, of our total revenue for such periods. License and service revenue from the sale of CC&B Systems was $321.2 million and $338.9 million in the three months ended June 30, 2003 and 2002, respectively, representing 85.1% and 89.1%, respectively, of our total revenue for such periods.

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems, with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that the demand for our CC&B Systems is driven by, among other key factors:

     -    the global penetration of communications service providers,

     - the emergence of new communications products and services, especially IP, data and content services,

     - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

     - the business needs of communications service providers to reduce costs and retain customers, and

     -    a shift from in-house management to vendor solutions.

     We also believe that additional drivers of demand are the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

     We are unable at this time to forecast demand for our CC&B Systems beyond the next quarter. The industry-wide downturn in the communications industry has had a significant negative impact on our results for the three months and nine months ended June 30, 2003, reducing both the number of new contracts we have been able to obtain, and the initial spending commitments and discretionary spending levels of some of our customers.

     License and service revenue from the sale of Directory Systems was $145.9 million and $133.9 million in the nine months ended June 30, 2003 and 2002, respectively, accounting for 13.6% and 10.6%, respectively, of our total revenue for such periods. License and service revenue from the sale of Directory Systems totaled $56.0 million and $41.3 million in the three months ended June 30, 2003 and 2002, respectively, accounting for 14.9% and 10.9%, respectively, of our total revenue for such periods.

     We believe that we are a leading provider of Directory Systems in most of the markets that we serve. As a result of new agreements announced in 2003, we expect that our revenue from Directory Systems will be higher in fiscal 2003 than in fiscal 2002.

     License and service revenue includes revenue from outsourcing arrangements for the provision of CC&B Systems and Directory Systems solutions. Outsourcing projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our outsourcing projects, we generally invest in modernization and consolidation of the customer's systems. Revenue is usually structured on a periodic fixed or unit charge basis. As a result, outsourcing projects can be less profitable in the initial period. Margins typically improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. Over the entire life cycle of the project, we expect that our outsourcing projects will generate margins comparable to sales of our products and related license and services.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

     In November 2002 we announced a series of measures designed to reduce costs and improve productivity. In the first quarter of fiscal 2003, we recorded a charge of $10.0 million, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, we paid most of the remaining accrual balance of the cost reduction program in the second quarter of fiscal 2003. The employee terminations occurred at various locations around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

     This cost reduction program is in addition to the measures implemented during the first and fourth quarters of fiscal 2002. In the fourth quarter of 2002, we recorded a charge of $20.9 million, consisting primarily of employee separation costs in connection with the termination of the employment of approximately one thousand software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. In the first quarter of fiscal 2002, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, we recorded a restructuring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

     All of the aforementioned charges are included in "restructuring charges and in-process research and development".

SIGNIFICANT ACCOUNTING POLICY

     Accounting for Stock-Based Compensation

     In June 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of

SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS No. 148 is effective for interim periods beginning after December 15, 2002. We follow APB No. 25 in accounting for our employee stock options. The transition and annual disclosure requirements of SFAS No. 148 are effective for us commencing January 1, 2003. We adopted the interim disclosure provision in the quarter ended March 31, 2003, which is provided in Note 2 to the consolidated financial statements included in this document.

ADOPTION OF NEW ACCOUNTING STANDARDS

     Goodwill and Purchased Intangible Assets

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Certain intangible assets will continue to be amortized over their useful lives. Other intangible assets, such as workforce-in-place, were reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

     Effective October 1, 2002 we adopted SFAS No. 142. Subsequent to the adoption of the new rules, we performed the transitional impairment tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. As discussed in
Note 1 to the consolidated financial statements included in this document, Amdocs and its subsidiaries operate in one operating segment, and our reporting unit is consistent with that one operating segment. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142. We will perform our annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of fiscal 2003.

     Guarantor's Accounting and Disclosure Requirements for Guarantees

      In November 2002 the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others". FIN No. 45 requires that at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of our guarantees issued before December 31, 2002.

     We are a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of our customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to us under this agreement. The indemnification under this agreement expires in December 2005. As of June 30, 2003 and September 30, 2002, the maximum potential amount of our future exposure under this guarantee pursuant to FIN No. 45 was $4.7 million. We do not believe the outcome of this guarantee will have a material effect on our results.

     We generally sell our ClarifyCRM products with a limited warranty for a period of 90 days. Our policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on our experience, no material warranty services have been required and, as a result, we do not have any accrued amounts for product warranty liability as of June 30, 2003.

     We generally indemnify our customers against claims of intellectual property infringement made by third parties arising from the use of our software. To date, we have not incurred material costs as a result of such obligations and have not accrued any liabilities related to such indemnification in our financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

     Costs Associated with Exit or Disposal Activities

     In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured initially at fair value only when the liability is incurred, or for certain one-time employee termination costs over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS No. 146 may affect both the timing and amounts of the recognition of future restructuring costs. SFAS No. 146 is effective for exit or disposal activities that were initiated after December 31, 2002.

ACQUISITION

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. Such acquisitions have included International Telecommunications Data Systems, Inc. and Solect Technology Group Inc., which occurred prior to the periods of the financial statements included in this report.

     On November 28, 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business, a leading provider of CRM software to communications companies and other enterprise sectors. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.1 million reduction of the purchase price in the first quarter of fiscal 2003. After making the final purchase price adjustments, the total purchase price was $200.9 million. The fair market value of Clarify's assets and liabilities has been included in our balance sheets and the results of Clarify's operations have been included in our consolidated statements of operations, commencing on November 29, 2001.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures amounted to $88.9 million and $92.3 million in the nine months ended June 30, 2003 and 2002, respectively, representing 8.3% and 7.3%, respectively, of our revenue in these periods. Research and development expenditures amounted to $29.9 million and $32.8 million in the three months ended June 30, 2003 and 2002, respectively, representing 7.9% and 8.6%, respectively, of our revenue in these periods. We believe that our research and development efforts are a key element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. In the near-term we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

     We regard significant portions of our software products and systems as proprietary. We rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

RESULTS OF OPERATIONS

     The following table sets forth for the nine months and three months ended June 30, 2003 and 2002 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                        JUNE 30,               JUNE 30,
                                    ----------------       ----------------
                                     2003       2002        2003       2002
                                    -----      -----       -----      -----
Revenue:
  License .....................       3.0%       9.7%        4.8%       9.9%
  Service .....................      97.0       90.3        95.2       90.1
                                    -----      -----       -----      -----
                                    100.0      100.0       100.0      100.0
                                    -----      -----       -----      -----
Operating expenses:
  Cost of license .............       0.4        0.3         0.4        0.3
  Cost of service .............      61.1       60.9        60.4       56.6
  Research and development ....       7.9        8.6         8.3        7.3
  Selling, general and
    administrative ............      13.5       14.6        14.3       13.5
  Amortization of goodwill and
    purchased intangible assets       1.2       14.9         1.3       13.9
  Restructuring charges and
    in-process research and
    development ...............         -          -         0.9        2.5
                                    -----      -----       -----      -----
                                     84.1       99.3        85.6       94.1
                                    -----      -----       -----      -----
Operating income ..............      15.9        0.7        14.4        5.9
Interest income and other, net        0.9        0.8         1.2        0.7
                                    -----      -----       -----      -----
Income before income taxes ....      16.8        1.5        15.6        6.6
Income taxes ..................       4.2        8.6         3.9        6.3
                                    -----      -----       -----      -----
Net income (loss) .............      12.6%      (7.1)%      11.7%       0.3%
                                    =====      =====       =====      =====

     NINE MONTHS ENDED JUNE 30, 2003 AND 2002

     REVENUE. Total revenue for the nine months ended June 30, 2003 was $1,071.6 million, a decrease of $186.5 million, or 14.8%, from the nine months ended June 30, 2002. The decrease in revenue was primarily due to the slowdown in customer buying decisions, stemming from overall reductions in the capital investment budgets of many communications service providers.

     License revenue decreased from $124.6 million in the nine months ended June 30, 2002 to $51.2 million during the nine months ended June 30, 2003, a decrease of 58.9%, and service revenue decreased by 10.0% from $1,133.4 million in the nine months ended June 30, 2002 to $1,020.4 million in the nine months ended June 30, 2003. The decrease in license revenue is attributable primarily to the reduction in capital investments by our telecommunications customers, which resulted in our obtaining fewer new contracts than in the nine months ended June 30, 2002 and smaller initial spending commitments under contracts with some of our customers. The significant new contracts that we did obtain were for Directory Systems outsourcing arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure in that market, particularly with respect to license fees. The decrease in service revenue is attributable to smaller initial spending commitments by our telecommunications customers and reduced discretionary spending under our contracts with some of our customers. Recently, there have been some initial signs of stability in the market. Total quarterly revenue increased by 4.6% between the first and second quarters and by 6.2% between the second and third quarters of fiscal 2003, primarily as a result of the new Directory Systems outsourcing agreements.

     The decline in our overall revenue in the nine months ended June 30, 2003 was primarily attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue for the nine months ended June 30, 2003 was $925.7 million, a decrease of $198.4 million, or 17.7%, from the nine months ended June 30, 2002. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their customer care and billing software, CRM software and order management systems. Because many communications companies are reducing or delaying expenditures on system upgrades as a result of the stagnation in the communications industry, the demand for our CC&B Systems and our CC&B Systems revenue were significantly lower during the nine months ended June 30, 2003. Approximately $44.9 million of our CC&B Systems revenue for the nine months ended June 30, 2003 was derived from customers other than communications service providers.

      Revenue from Directory Systems was $145.9 million for the nine months ended June 30, 2003, an increase of $12.0 million, or 8.9%, over the nine months ended June 30, 2002. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers and contracts with new customers, which was partially offset by completion of some major implementation projects.

     In the nine months ended June 30, 2003, revenue from customers in North America, Europe and the rest of the world accounted for 61.1%, 30.2% and 8.7%, respectively, compared to 62.4%, 28.0% and 9.6%, respectively, for the nine months ended June 30, 2002. The increased contribution to revenue from customers in Europe relative to customers outside of Europe, as a percentage of revenue, was attributable primarily to a relatively greater reduction in activity from customers outside of Europe than in Europe during the nine months ended June 30, 2003.

     COST OF LICENSE. Cost of license for the nine months ended June 30, 2003 was $4.1 million, compared to $4.3 million cost of license for the nine months ended June 30, 2002. Cost of license mainly includes amortization of purchased computer software and intellectual property rights.

     COST OF SERVICE. Cost of service for the nine months ended June 30, 2003 was $646.4 million, a decrease of $64.4 million, or 9.1%, from the cost of service of $710.8 million for the nine months ended June 30, 2002. As a percentage of revenue, cost of service increased to 60.4% in the nine months ended June 30, 2003 from 56.6% in the nine months ended June 30, 2002. The decrease in cost of service is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our cost of service decreased in the nine months ended June 30, 2003, our gross margin also decreased. The decrease in the gross margin is attributable to the decrease in license revenue and to the fact that our cost reductions were proportionally less than the decrease in our service revenue. We have taken steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the nine months ended June 30, 2003, research and development expense was $88.9 million, or 8.3% of revenue, compared with $92.3 million, or 7.3% of revenue, in the nine months ended June 30, 2002. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and decreased by 9.7% to $153.6 million, or 14.3% of revenue, in the nine months ended June 30, 2003 from $170.2 million, or 13.5% of revenue, in the nine months ended June 30, 2002. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our selling, general and administrative expense decreased in the nine months ended June 30, 2003, our revenue decreased by a larger percentage, resulting in an increase of our selling, general and administrative expense as a percentage of revenue.

     AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. See the discussion above under the caption "Adoption of New Accounting Standards". Amortization of goodwill for the nine months ended June 30, 2002 was $153.4 million. Amortization of purchased intangible assets for the nine months ended June 30, 2003 and 2002 was $14.3 million and $21.8 million, respectively. Amortization of purchased intangible assets in the nine months ended June 30, 2002 includes amortization of purchased intangible assets that were fully amortized by March 31, 2002.

     RESTRUCTURING CHARGES AND IN-PROCESS RESEARCH AND DEVELOPMENT. Restructuring charges and in-process research and development in the nine months ended June 30, 2003 consisted of the additional cost reduction program we implemented during the first quarter of 2003. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program". Restructuring charges and in-process research and development in the nine months ended June 30, 2002 consisted of a one-time charge of $17.4 million related to the Clarify transaction for the write-off of purchased in-process research and development, and a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility in the first quarter of fiscal 2002.

     OPERATING INCOME. Operating income in the nine months ended June 30, 2003, was $154.3 million, or 14.4% of revenue, compared to $74.5 million, or 5.9% of revenue, in the nine months ended June 30, 2002, an increase of 106.9%. The increase is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the nine months ended June 30, 2003, and the in-process research and development charge related to the Clarify acquisition, which was included only in the nine months ended June 30, 2002.

     Operating income for the nine months ended June 30, 2002 included amortization of goodwill of $153.4 million, amortization of purchased intangible assets of $21.8 million, restructuring charges of $13.3 million and the write-off of in-process research and development of $17.4 million. Excluding amortization of goodwill and purchased intangible assets and the write-off of in-process research and development, operating income for the nine months ended June 30, 2002 was $267.2 million, or 21.2% of revenue. Operating income for the nine months ended June 30, 2003 included amortization of purchased intangible assets of $14.3 million and restructuring charges of $10.0 million. Excluding amortization of purchased intangible assets, operating income for the nine months ended June 30, 2003, was $168.6 million, or 15.7% of revenue, a decrease of 36.9% from the prior year. The decrease in our operating income, excluding amortization of purchased intangible assets and goodwill and the write-off of in-process research and development, was due to a decrease in our revenue in the nine months ended June 30, 2003, caused by the slowdown in our market, which was not offset by a corresponding decrease in our operating costs.

     INTEREST INCOME AND OTHER, NET. In the nine months ended June 30, 2003, interest income and other, net, was $12.4 million, an increase of $3.6 million over the nine months ended June 30, 2002. The increase in interest income and other, net, is primarily attributable to a decrease in interest expense due to the reduction in our outstanding convertible notes following our repurchase of a portion of the convertible notes, the reduction in our capital lease agreements and changes in exchange rates of currencies other than the dollar. These factors were partially offset by the decline in interest rates on our short-term interest-bearing investments. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our results.

     INCOME TAXES. Income taxes in the nine months ended June 30, 2003 were $41.7 million on pretax income of $166.7 million. Our effective tax rate in the nine months ended June 30, 2003 was 25%. As a result of the adoption of SFAS No. 142 we no longer amortize goodwill resulting from acquisitions, thus goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In the nine months ended June 30, 2002, income taxes were $79.4 million on pretax income of $83.3 million, or 95% of pretax income, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. The effective tax rate for the nine months ended June 30, 2002, excluding amortization of purchased intangible assets and goodwill, was 28%. See the discussion below under the caption "Effective Tax Rate".

     NET INCOME. Net income was $125.0 million in the nine months ended June 30, 2003, compared to $3.9 million in the nine months ended June 30, 2002. Net income was 11.7% of revenue for the nine months ended June 30, 2003, compared to 0.3% for the nine months ended June 30, 2002. The increase in net income is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the nine months ended June 30, 2003, and the in-process research and development charge related to the Clarify acquisition, which was included only in the nine months ended June 30, 2002.

     Net income for the nine months ended June 30, 2002 included amortization of goodwill and purchased intangible assets, restructuring charges and the write-off of in-process research and development. Excluding amortization of goodwill and purchased intangible assets and the write-off of in-process research and development, net income for the nine months ended June 30, 2002 was $198.7 million, or 15.8% of revenue. Net income for the nine months ended June 30, 2003 included amortization of purchased intangible assets and restructuring charges. Excluding amortization of purchased intangible assets, net income was $135.7 million, representing 12.7% of revenue, a decrease of 31.7% from the prior year. The decrease in our net income, excluding amortization of purchased intangible assets and goodwill and the write-off of in-process research and development, was due to a decrease in our revenue in the nine months ended June 30, 2003, caused by the slowdown in our market, which was not offset by a corresponding decrease in our operating costs.

      Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for the nine months ended June 30, 2002 adjusted to exclude amortization of goodwill and workforce-in-place expenses, net of tax, is as follows (in millions, except per share data):

                                             NINE MONTHS
                                                ENDED
                                               JUNE 30,
                                                2002
                                             ----------
Reported net income                          $      3.9
Add back: goodwill and
 workforce-in-place amortization                  153.4
Attributable tax effect                            (2.0)
                                             ----------
Adjusted net income                          $    155.3
                                             ==========
Adjusted basic earnings per share            $     0.70
                                             ==========
Adjusted diluted earnings per share          $     0.69
                                             ==========

     DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.57 for the nine months ended June 30, 2003, compared to $0.02 in the nine months ended June 30, 2002. Diluted earnings per share in the nine months ended June 30, 2003, excluding amortization of purchased intangible assets and goodwill and the write-off of in-process research and development, decreased by 30.3% from $0.89 in the nine months ended June 30, 2002, to $0.62 per diluted share.

     THREE MONTHS ENDED JUNE 30, 2003 AND 2002

     REVENUE. Total revenue for the three months ended June 30, 2003 was $377.2 million, a decrease of $3.0 million, or 0.8%, from the three months ended June 30, 2002, although a sequential increase of $22.2 million, or 6.2%, over the second quarter of fiscal 2003. Year-over-year revenue was relatively unchanged, and resulted primarily from a slowdown in customer buying decisions stemming from overall reductions in the capital investment budgets of many communications service providers, offset by the increase in new Directory Systems outsourcing agreements. The sequential increase in revenue is primarily as a result of the new Directory Systems outsourcing agreements. We do not know if we will be able to sustain sequential growth beyond the next quarter, and if so, at what rate.

     The following table sets forth our total revenue for each of the last five fiscal quarters:

                                                TOTAL REVENUE
QUARTER ENDED                                   (IN MILLIONS)
-------------                                   -------------
June 30, 2002                                   $       380.1
September 30, 2002                                      355.5
December 31, 2002                                       339.4
March 31, 2003                                          355.0
June 30, 2003                                           377.2

     License revenue decreased from $36.8 million in the three months ended June 30, 2002 to $11.5 million during the three months ended June 30, 2003, a decrease of 68.8%, and service revenue increased 6.5% from $343.4 million in the three months ended June 30, 2002 to $365.7 million in the three months ended June 30, 2003. The decrease in license revenue is attributable primarily to the reduction in capital investments by our telecommunications customers, which resulted in our obtaining fewer new contracts than in the three months ended June 30, 2002 and smaller initial spending commitments under contracts with some of our customers. The significant new contracts that we did obtain were for Directory Systems outsourcing arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure in that market, particularly with respect to license fees. The increase in service revenue is primarily attributable to the new significant Directory Systems outsourcing agreements that we signed this year.

     The decline in our revenue in the third quarter of fiscal 2003 was primarily attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue for the three months ended June 30, 2003 was $321.2 million, a decrease of $17.7 million, or 5.2%, from the three months ended June 30, 2002. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their customer care and billing software, CRM software and order management systems. Because many communications companies are reducing or delaying expenditures on system upgrades as a result of the stagnation in the communications industry, the demand for our CC&B Systems and our CC&B Systems revenue were lower during the three months ended June 30, 2003, although our CC&B Systems revenue increased sequentially from the second quarter of fiscal 2003 by $15.3 million. Approximately $14.5 million of our CC&B Systems revenue for the three months ended June 30, 2003 is attributable to customers other than communications service providers.

      Revenue from Directory Systems was $56.0 million for the three months ended June 30, 2003, an increase of $14.7 million, or 35.7%, over the three months ended June 30, 2002. The increase is attributable primarily to the extensions of agreements with and additional services rendered to existing customers and contracts with new customers.

     In the three months ended June 30, 2003, revenue from customers in North America, Europe and the rest of the world accounted for 62.9%, 28.1% and 9.0%, respectively, compared to 65.1%, 27.4% and 7.5%, respectively, for the three months ended June 30, 2002. Revenue from customers in North America decreased in absolute terms and as a percentage of revenue, due to a reduction in activity from customers in North America, which was partially offset by forming relationships with new customers and expanding relationships with existing customers in North America. The growth in revenue from customers in Europe and the rest of the world was primarily attributable to revenue we gained from existing customers.

     COST OF LICENSE. Cost of license for the three months ended June 30, 2003 was $1.5 million, compared to $1.2 million cost of license for the three months ended June 30, 2002. Cost of license mainly includes amortization of purchased computer software and intellectual property rights.

     COST OF SERVICE. Cost of service for the three months ended June 30, 2003 was $230.3 million, a decrease of $1.3 million, or 0.6%, from the cost of service of $231.6 million for the three months ended June 30, 2002. As a percentage of revenue, cost of service increased to 61.1% in the three months ended June 30, 2003 from 60.9% in the three months ended June 30, 2002. Cost of service remained relatively unchanged as a result of the decrease in costs associated with the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003, offset by additional expenses related to the implementation of some significant

Directory Systems outsourcing projects. We have taken steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

     RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the three months ended June 30, 2003, research and development expense was $29.9 million, or 7.9% of revenue, compared with $32.8 million, or 8.6% of revenue, in the three months ended June 30, 2002. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and decreased by 8.1% to $50.9 million, or 13.5% of revenue, in the three months ended June 30, 2003 from $55.4 million, or 14.6% of revenue, in the three months ended June 30, 2002. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003.

     AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. See the discussion above under the caption "Adoption of New Accounting Standards". Amortization of goodwill for the three months ended June 30, 2002 was $51.1 million. Amortization of purchased intangible assets for the three months ended June 30, 2003 and 2002 was $4.5 million and $5.4 million, respectively.

     OPERATING INCOME. Operating income in the three months ended June 30, 2003, was $60.0 million, or 15.9% of revenue, compared to $2.5 million, or 0.7% of revenue, in the three months ended June 30, 2002, an increase of $57.5 million. The increase is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the three months ended June 30, 2003.

     Operating income for the three months ended June 30, 2002 included amortization of goodwill of $51.1 million and amortization of purchased intangible assets of $5.4 million. Excluding amortization of goodwill and purchased intangible assets, operating income for the three months ended June 30, 2002 was $59.1 million, or 15.5% of revenue. Operating income for the three months ended June 30, 2003 included amortization of purchased intangible assets of $4.5 million. Excluding this charge, operating income in the three months ended June 30, 2003 was $64.5 million, or 17.1% of revenue, an increase of 9.2% from prior year. The increase in our operating income, excluding amortization of purchased intangible assets and goodwill, was attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003, which was partially offset by relative low gross margin of new Directory Systems outsourcing projects in their early stages of implementation in the three months ended June 30, 2003.

     INTEREST INCOME AND OTHER, NET. In the three months ended June 30, 2003, interest income and other, net, was $3.3 million, an increase of $0.2 million over the three months ended June 30, 2002. Interest income and other, net, was relatively unchanged primarily as a result of the decrease in interest expenses due to the reduction in our outstanding convertible notes following our repurchase of a portion of the convertible notes, offset by changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our results.

     INCOME TAXES. Income taxes in the three months ended June 30, 2003 were $15.8 million on pretax income of $63.3 million. Our effective tax rate in the three months ended June 30, 2003 was 25%. As a result of the adoption of SFAS No. 142 we no longer amortize goodwill resulting from acquisitions, thus goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In the three months ended June 30, 2002, income taxes were $32.4 million on pretax income of $5.6 million, or 581% of pretax income. The disproportionate tax rate in the three months ended June 30, 2002, resulted primarily from our revised annual estimated pretax income for fiscal 2002, and the substantial amount of the non-deductible non-cash goodwill amortization related to acquisitions, relative to our fiscal 2002 level of pretax income. The effective tax rate for the three months ended June 30, 2002, excluding amortization of purchased intangible assets and goodwill, was 28%. See discussion below under the caption "Effective Tax Rate".

     NET INCOME (LOSS). Net income was $47.4 million in the three months ended June 30, 2003, compared to net loss of $26.9 million in the three months ended June 30, 2002. The increase in net income is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the three months ended June 30, 2003, and the tax effect related to the revised annual estimated pretax income for fiscal 2002 in the three months ended June 30, 2002.

     Net loss for the three months ended June 30, 2002 included amortization of goodwill and purchased intangible assets. Excluding these charges, net income for the three months ended June 30, 2002 was $44.7 million, or 11.8% of revenue. Net income in the three months ended June 30, 2003 included amortization of purchased intangible assets. Excluding this charge, net income was $50.8 million, representing 13.5% of revenue, an increase of 13.6% from the prior year. The increase in our net income, excluding amortization of purchased intangible assets and goodwill, was primarily attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003, which was partially offset by relative low gross margin of new Directory Systems outsourcing projects in their early stages of implementation in the three months ended June 30, 2003.

     Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for the three months ended June 30, 2002 adjusted to exclude amortization of goodwill and workforce-in-place expenses, net of tax, is as follows (in millions, except per share data):

                                            THREE MONTHS
                                                ENDED
                                              JUNE 30,
                                                2002
                                             ----------
Reported net loss                            $    (26.9)
Add back: goodwill and
 workforce-in-place amortization                   51.1
Attributable tax effect                            (0.6)
                                             ----------
Adjusted net income                          $     23.6
                                             ==========
Adjusted basic earnings per share            $     0.11
                                             ==========
Adjusted diluted earnings per share          $     0.11
                                             ==========

     DILUTED EARNINGS (LOSS) PER SHARE. Diluted earnings per share were $0.21 for the three months ended June 30, 2003, compared to diluted loss per share of $0.12 in the three months ended June 30, 2002. Diluted earnings per share, excluding amortization of purchased intangible assets and goodwill, in the three months ended June 30, 2003, increased by 15.0% from $0.20 in the three months ended June 30, 2002, to $0.23 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,288.7 million as of June 30, 2003, compared to $1,047.8 million as of September 30, 2002. The increase is attributable primarily to cash flows from operations and to the final purchase price adjustment related to the acquisition of Clarify, which resulted in a reimbursement of $11.1 million. Net cash provided by operating activities amounted to $281.0 million and $311.4 million for the nine months ended June 30, 2003 and 2002, respectively. The decrease in cash flows from operations was due to decreased net income before depreciation, amortization, and a one-time charge for write-off of in-process research and development, which was partially offset by a decrease in working capital excluding cash. We currently intend to retain our future operating cash flows to support the further expansion of our business including new outsourcing deals and acquisitions, although we may also use a portion of our cash for future repurchases of our outstanding 2% Convertible Notes due June 1, 2008 (the "Notes").

     As of June 30, 2003, we had working capital of $662.1 million, compared to $938.6 million as of September 30, 2002. The decrease is attributable primarily to the reclassification of the Notes as a short-term liability because the holders of the Notes may require us to redeem the Notes on June 1, 2004. The decrease was partially offset by the increase in cash, cash equivalents and short-term interest-bearing investments. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     As of June 30, 2003, $445.1 million aggregate principal amount of Notes was outstanding. In July 2002, our board of directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. During the nine months ended June 30, 2003, we did not repurchase any Notes. On June 1, 2004, the holders of our Notes may require us to redeem their Notes at 100% of their principal amount plus accrued interest to the redemption date. Due to the high conversion price for the Notes, it is likely that the holders of the Notes will require us to redeem their Notes. We may choose to redeem the Notes in cash, in ordinary shares, or in a combination of cash and ordinary shares.

     As of June 30, 2003, we had no outstanding borrowings under our short-term general revolving line of credit of $30.0 million. In addition, as of June 30, 2003 we had credit facilities totaling $38.9 million limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of June 30, 2003 totaled $22.8 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

     As of June 30, 2003, we had outstanding long-term obligations of $17.8 million in connection with leasing arrangements.

     Our capital expenditures were approximately $47.2 million in the nine months ended June 30, 2003. These expenditures consisted primarily of purchases of computer equipment, computer software and related intangible assets. We funded our capital expenditures principally from operating cash flows. We do not anticipate any change to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

     As of June 30, 2003, deferred tax assets of $13.6 million, derived primarily from carry-forward net operating losses relating to our Canadian subsidiary, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released.

EFFECTIVE TAX RATE

     Our effective tax rate for fiscal year 2003 is expected to be approximately 25% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. See the discussion above under the caption "Adoption of New Accounting Standards". As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate.

     In the nine months ended June 30, 2002, our blended effective tax rate was 95%. This high effective tax rate was primarily attributable to amortization of goodwill related to our acquisitions, much of which was not tax deductible. In the nine months ended June 30, 2002 our effective tax rate was also adversely affected by the revision we made in our third quarter of fiscal 2002 to our annual estimated pretax income levels. In the three months ended June 30, 2002, our blended effective tax rate was 581%. The effective tax rate was exaggerated in the third quarter of fiscal 2002 because, in accordance with APB No. 28, our effective tax rates are estimated in advance of each fiscal year, based on a forecast of pretax income for the coming fiscal year, and our fiscal 2002 pretax income estimate was substantially less than the pretax income level originally forecasted by us for the full fiscal year. The downward adjustment in the pretax income forecast had the effect of increasing our effective tax rates in fiscal 2002, due to fixed non-deductible expenditures representing a larger component of our revised pretax income, and accordingly resulted in the tax allocations made by us in the prior two quarters being too low. Until we revised our pretax income forecast for fiscal 2002 in the third quarter of fiscal 2002, we had believed our pretax income, and thus our related allocations for taxes, would be increasing in the third and fourth quarters so as to permit us, over all four quarters, to satisfy our full fiscal year's tax obligations. Due to the drop in our fiscal 2002 forecasted pretax income in the third quarter of fiscal 2002, we were required in accordance with APB No. 28 to allocate additional taxes to the third quarter of fiscal 2002 in order to compensate in that quarter for our earlier lower tax allocations. Excluding the amortization related to our acquisitions, our overall effective tax rate would have been 28% for the nine months ended June 30, 2002.

CURRENCY FLUCTUATIONS

     Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and, therefore, the dollar is our functional currency. Approximately 60% of our operating expenses (excluding amortization of intangible assets and restructuring charges) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the Euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates increases. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of June 30, 2003, we had hedged significant exposures in currencies other than the dollar.

LITIGATION

     Beginning on June 24, 2002, a number of complaints were filed by holders of our ordinary shares against us and certain of our officers and directors in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The cases were transferred to and consolidated in the Eastern District of Missouri. The Court has appointed lead plaintiffs, who filed a consolidated amended complaint on March 24, 2003. The lead plaintiffs seek to represent a putative class of persons who purchased our ordinary shares between July 18, 2000 and June 20, 2002. The amended complaint alleges that we and the individual defendants made false or misleading statements about our business and future prospects during the putative class period in violation of
Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The lead plaintiffs seek unspecified monetary damages. We have moved to dismiss the amended complaint. We dispute all allegations of wrongdoing and intend to defend ourselves vigorously.

SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     We have been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. Although we believe that we will be able to satisfy any concerns the SEC staff may have in this regard, we are unable to predict the duration, scope, or outcome of the investigation. We are cooperating fully with the SEC staff.

CERTEN TRANSACTION

     On July 2, 2003, we acquired from Bell Canada ("Bell") its 90% ownership interest in Certen Inc. ("Certen") for approximately CDN $89 million (US $66 million) in cash, pursuant to an Acquisition Agreement, dated as of May 28, 2003. We formed Certen with Bell in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, Bell's ownership interest was 90% and we owned the remainder. As a result of the acquisition, Certen is now our wholly owned subsidiary. Since Certen's inception, we have provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. In conjunction with the acquisition, the comprehensive billing operations outsourcing agreement with Bell was extended by three years through December 2010.

PART II - OTHER INFORMATION

ITEM 1. REPORTS ON FORM 6-K

(a)      Reports on Form 6-K

         The Company filed the following report on Form 6-K during the three months ended June 30, 2003:

         (1) Form 6-K dated May 15, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AMDOCS LIMITED

                                             /s/ Thomas G. O'Brien
                                             -------------------------------
                                             Thomas G. O'Brien
                                             Treasurer and Secretary
                                             Authorized U.S. Representative

Date: August 14, 2003